UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43382

Bending Spoons S.p.A.

(Translation of registrant’s name into English)

Via Nino Bonnet 10

20154 Milan

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On July 28, 2026, Bending Spoons S.p.A. ("Bending Spoons" or "we") issued a press release announcing the closing of a new €500 million term loan facility and providing an update on recent financing arrangements. Together with €495 million of additional term loan A financing and a €490 million increase in revolving credit facility commitments, we have agreed €1.49 billion of new and expanded facilities from the beginning of the second quarter. The new facilities are available for general corporate purposes and acquisitions and mature in March 2031. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

The information contained in this report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into Bending Spoons' registration statement on Form S-8 (File No. 333-297730).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated July 28, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bending Spoons S.p.A.

Date: July 28, 2026	By:	/s/ Luca Ferrari
Luca Ferrari
Chair of the board of directors, co-founder, and chief executive officer